This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 3, 2001 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.


                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                                 Proxicom, Inc.
                                       at
                               $5.75 Net Per Share
                                       by
                              PFC Acquisition Corp.
                          a wholly owned subsidiary of
                           Compaq Computer Corporation



         PFC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned direct subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of Proxicom, Inc., a Delaware corporation (the "Company"), at $5.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders whose Shares are registered in their names and who tender directly to EquiServe Trust Company, N.A. (the "Depositary") will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks or brokers should consult such institutions as to whether they charge any service fees. Purchaser will pay all fees and expenses of Credit Suisse First Boston Corporation ("Credit Suisse First Boston" or the "Dealer Manager"), the Depositary, and Georgeson Shareholder Communications Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, Purchaser intends to effect the Merger described below.


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MAY 31, 2001, UNLESS THE OFFER IS EXTENDED.


         The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any Shares owned by Parent and its affiliates, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis (the "Minimum Condition"), (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) compliance with applicable anticompetition regulations under German law. The Offer is also subject to the other conditions described in the Offer to Purchase. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 26, 2001 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that after the consummation of the Offer and as soon as practicable after the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged into the Company, with the Company surviving the merger as a wholly owned direct subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time") and without any action on the part of the holder thereof, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, by Parent or any subsidiary of Parent or by stockholders who shall have demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive $5.75 net in cash, or any higher price that may be paid per Share in the Offer, without interest.

         In connection with the execution of the Merger Agreement, Raul Fernandez, the chief executive officer and chairman of the board of directors of the Company, and certain private equity funds sponsored by General Atlantic Partners have entered into support agreements with Parent, each dated as of April 26, 2001, pursuant to which, among other things, they have agreed to tender their respective Shares in the Offer. The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby.

         If by 12:00 midnight, New York City time, on May 31, 2001 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the "Expiration Date")) all the conditions to the Offer have not been satisfied or waived, Purchaser has agreed in the Merger Agreement to extend the Offer (each such extension period not to exceed 10 business days), until such conditions are satisfied or waived, provided Purchaser shall not be obligated to extend the Offer beyond August 1, 2001. Any extension of the Offer will be followed as promptly as practicable by public announcement thereof.

         If at the Expiration Date, all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser may (and in certain circumstances is required under the Merger Agreement to) provide an additional period of time subsequent to the Offer in which stockholders would be able to tender Shares not tendered in the Offer (a "subsequent offer").

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 1, 2001, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the

Book-Entry Transfer Facility. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

         The receipt of cash in exchange for Shares pursuant to the Offer, a subsequent offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws.

         The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

         The Company has provided its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

         Questions and requests for assistance and copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.



                     The Information Agent for the Offer is:


                          [Georgeson Shareholder Logo]
                                111 Commerce Road
                           Carlstadt, New Jersey 07072
                  Banks and Brokers Call Collect (201) 896-1900
                    All Others Call Toll Free (888) 381-8735



                      The Dealer Manager for the Offer is:


                       [Credit Suisse First Boston Logo]
                              Eleven Madison Avenue
                          New York, New York 10010-3629
                         Call Toll Free: (800) 646-4543


May 3, 2001